Exhibit 99.2

BLUENRGY RETAINS PCG ADVISORY GROUP FOR INVESTOR AND CORPORATE RELATIONS

 FORT LAUDERDALE, FL – October 13, 2015) - BlueNRGY Group Limited (OTC: CBDEF) ("BlueNRGY"), a global renewable energy company providing solutions to optimize renewable energy infrastructure investments, today announced that the Company has renewed the appointment of PCG Advisory Group (PCG) as its Investor and Corporate Relations Agency of Record. PCG Advisory will serve the Company for capital markets advisory services, strategic and tactical digital and social media communications and public relations advisory services.

BlueNRGY Executive Chairman William Morro said, "We look forward to continuing the relationship with Jeff Ramson and the team at PCG Advisory as we strive to position BlueNRGY as the leading independent provider of asset management technology and services for the renewable energy sector globally. PCG’s senior team has strong contacts across key U.S. capital markets and extensive experience in relevant public and social media."

Jeff Ramson, founder and CEO of PCG Advisory, stated, “BlueNRGY has created proprietary system design, performance monitoring and management solutions to maximize profitability for any solar PV or wind installation. BlueNRGY has a great story that needs to be heard by an extensive stakeholder audience.”

About BlueNRGY

Innovation is the spark behind BlueNRGY. We integrate the best available technology from leading and proven component suppliers to match the site-specific needs of our clients. Our engineers and solutions specialists are constantly evaluating new technologies and products and our proprietary monitoring platform gives us and our customers empirical perspective on actual performance that few other solutions providers can offer. Hence, our system and solutions designs, maintenance protocols and upgrades incorporate proven innovations of the technology leaders in our industry so that our customers can minimize energy bills and maximize the financial benefits of their generation and storage systems.

BLUENRGY PROVIDES CLIENTS WITH:

•	Design and installation of systems for generating electricity from solar and other renewable sources
•	A variety of solutions to improve energy efficiency and reduce consumption, including energy storage and climate control systems
•	Proprietary, best-in-class data management tools to maximize system performance over life-cycles up to 25 years
•	System servicing, upgrades and support to ensure consistent and reliable results throughout system lives.

About PCG Advisory

Founded in 2008, PCG Advisory Group is dedicated to the delivery of top tier capital markets advisory services, strategic and tactical digital and social media communications and cutting edge media and public relations for public and privately held companies. The team at PCG has extensive experience with life sciences and healthcare, high technology, metals and mining, financial services and emerging growth companies from around the globe.

PCG’s Capital Markets Advisory Services include overall investor strategy development to increase and leverage investor awareness, visibility and credibility.

PCG’s Social and Digital Media services include leveraging social and professional digital media sites to effectively and accurately communicate client stories. As an aggregation, distribution, and engagement platform, PCG reaches thousands of individual, retail and institutional investors using proprietary techniques, search engine optimization, online marketing, website development and our proprietary and extensive distribution network. PCG’s Media and Public Relations services are a strategic and integral component of all Corporate Communications. The media and public relations team works with print, broadcast, online news sites and bloggers to communicate the best client story at the right time. PCG also has the capabilities to assist a company during a merger, acquisition or crisis.

Communicating the client’s story accurately and effectively is tantamount to maximizing exposure to its current and potential stakeholders.

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements.' Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan,' 'believe,' 'expect,' 'anticipate,' 'intend,' 'estimate,' 'project,' 'may,' 'would,' 'could,' 'should', 'seeks,' or 'scheduled to,' or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks including, but not limited to, those set forth in BlueNRGY's most recent annual report filed on Form 20-F and other filings with the U.S. Securities and Exchange Commission and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs, including without limitation the competitive position of BlueNRGY and its service offerings targeting asset management of power generation facilities All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:

Corporate:

Contact: investor@bluenrgy.com

PCG Advisory Group:

Investors: Stephanie Prince

Managing Director

Phone: 646-762-4518

Media: Sean Leous

Managing Director

Phone: 646-863-8998